

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 12, 2016

John M. Duffey
President and Chief Executive Officer
Six Flags Entertainment Corporation
924 Avenue J East
Grand Prairie, Texas 75050

   Re: Six Flags Entertainment Corporation
     Form 10-K for Fiscal Year Ended December 31, 2015
     Filed February 18, 2016
     File No. 001-13703

Dear Mr. Duffey:

  We have reviewed your August 24, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 11, 2016 letter.

Form 10-K for Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
Note (9) Stock Benefit Plans, page 59
Stock, Restricted Stock and Restricted Stock Units, page 61

1. We note your response to prior comment 1 that "achievement of planned results is in no way certain." You further state in the response that in determining the probability of award achievement, "factors … introduce a level of ambiguity that limits the extent to which probability can be determined with any certainty." Please note that ASC 718-10 does not require an assessment with certainty in determining if it is probable that a performance condition will be achieved.

 It appears that your reported actual Modified EBITDA experienced annual growth rates of 6.7% to 10.0% during the last four year period ending December 31, 2015, with an average growth rate of 8.2% for the period. We note you stated in the 2016 second quarter earnings conference call on July 27, 2016 that your Modified EBITDA experienced 12% growth over the last 12 months. Also, it appears from the earnings release included in the Form 8-K furnished on July 27, 2016 that your Modified EBITDA for the current six months ended period grew by 16% from the corresponding prior six months ended period. It appears that these historical growth rates in Modified EBITDA, if continued, could achieve a Modified EBITDA to at least meet the minimum award level available in the 2017 performance award within the remaining time period of the award.

Please confirm for us that you have performed a probability assessment beyond the 2016 partial award, given your conclusion that ambiguity limited your ability to determine probability. If you have performed a probability assessment, explain to us in detail the process you used to determine the probability (i.e., it is likely to occur in accordance with ASC 718-10) of achieving at least a minimum award level specified for the 2017 performance award.

In your response, explain to us how historical growth is taken into consideration in your assessment. In so doing, tell us the specific material factors that cause your budget and forecasting of Modified EBITDA to differ from your historical experience and the reason for the difference.

Form 8-K Furnished July 27, 2016

2.   Refer to your response to prior comment 4. You state in the definition of "Adjusted Free Cash Flow" in the response to prior comment 2 your belief "that adjusted free cash flow is useful information to investors regarding the amount of cash that we estimate that we will generate from operations." From this it appears the substance of the measure is a liquidity measure. In this regard, it appears the measure should be reconciled to the most directly comparable GAAP measure of "net cash provided by operating activities" without the need of the measures "modified EBITDA" and "adjusted EBITDA" in the reconciliation. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      You may contact Abe Friedman at 202-551-8298 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure